UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-35487

CUSIP Number 29286C107

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Engility Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3750 Centerview Drive

Address of Principal Executive Office (Street and Number)

Chantilly, Virginia 20151

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Engility Holdings, Inc. (the “Company”) completed a significant acquisition during the three month period ended March 31, 2015 and needed additional time to complete the preparation and review of its Quarterly Report on Form 10-Q. However, the Company submitted its Form 10-Q to the SEC shortly after the May 11, 2015 5:30 p.m. Eastern filing deadline, which was subsequently accepted by the SEC’s EDGAR on May 11, 2015 and officially filed on May 12, 2015, within the five-day period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Thomas O. Miiller	(703)	708-1400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s earnings release issued on May 11, 2015 and furnished as an exhibit to its Current Report on Form 8-K filed with the SEC on May 11, 2015, for the three months ended March 31, 2015, the Company reported a GAAP net loss attributable to Engility of $13 million on total revenue of $403 million. For the three months ended March 31, 2014, the Company reported a GAAP net income attributable to Engility of $9 million on total revenues of $339 million.

Engility Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2015	By:	/s/ Thomas O. Miiller
			Name:	Thomas O. Miiller
			Title:	Senior Vice President, General Counsel and Corporate Secretary